Exhibit 4. (a) 80

[State Emblem]

The State of Israel
 Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 64

By virtue of my authority under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, and all my other powers under any law and after we have considered the arguments of Partner Communications Company Ltd. (hereinafter: “Partner”), we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner on 7 April 1998,  as follows:

Amendment of Article 1

1.	In the definition of "Roaming Service" after "roaming" shall come "international";

Amendment of Article 7

2.	In Article 7.1, instead of sub-section (b) and until the end of Article 7.1 shall come:

"(b)	To connect the MRT System to another Public Telecommunication system in Israel;

c)	To enter an agreement with subscribers for the provision of MRT Services;

d)	To supply MRT Terminal Equipment to subscribers;

e)	To supply its customers with MRT services as set forth in the First Annex to the License;

f)	To supply its customers with services that were approved to the Licensee in accordance with Article 67C of the License."

Amendment of Article 16

3.	Article 16 is deleted.

Amendment of Article 18

4.	In Article 18.2 instead of "in Articles 16 and" shall come "in Article".

Addition of Article 67F

5.	After Article67E. shall come:

"76F. International Roaming Service through the Network of the MRT Operator in the Neighboring Country

67F.1           The Licensee shall act so that in an area in which there is reception that allows the initiation of a proper call, from the network as well as from the network of the MRT operator in the neighboring country, the subscriber shall receive MRT service through the network. The Licensee shall perform the action itself without requiring any action on behalf of the subscriber.

67F.2 The Licensee shall block the possibility of the subscriber to receive international roaming service through the network of the MRT operator in the neighboring country ("the Service"), unless the subscriber explicitly requested to receive the Service, and after it was explained to him that as part of receipt of the Service, the handset in his possession may roam in the area of the border with the neighboring country, involuntarily, onto the network of the neighboring country, and that he was advised of the tariffs for the Service; if the subscriber requests to receive the said Service-

a)	The Licensee shall explain to him how he may manually select, through the handset in his possession, the MRT network from which he will receive service;

b)	The Licensee shall allow the subscriber to select whether to block access for receipt of data communications service through the MRT network of the neighboring country.

67F.3  In this section,   "neighboring country"-Jordan and Egypt;
"Proper call"- a call that takes place in accordance with the minimal reception definitions set in the international standards according to which the network operates.

Commencement

6.	The amendment of Article 67F shall become effective no later than 21 October 2012.

(19 July 2012)

     (sgd)
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Haim Giron                                                                                                                   Eden Bar Tal
Senior Deputy Engineering& Licensing                                                                 Director General